Exhibit 4.61

SBI Cronos Shipping Company Limited
9, Boulevard Charles III
Monaco 98000

Dated: June 14, 2016

Dear Sirs:

We refer to that certain senior secured term credit agreement dated as of December 22, 2015 among Scorpio Bulkers Inc., as borrower (the "Borrower"), SBI Cronos Shipping Company Limited, as guarantor (the "Guarantor"), the banks and financial institutions listed in Schedule 1 to the Credit Agreement, as lenders (the "Lenders"), and Crédit Agricole Corporate and Investment Bank, as mandated lead arranger (the "Lead Arranger"), administrative agent (the "Agent"), security trustee (the "Security Trustee" and together with the Lenders, the Lead Arranger and the Agent, the "Creditor Parties") and account bank as previously amended and supplemented by that certain letter agreement dated February 25, 2016, among the Borrower, the Guarantor, the Lenders, the Agent and the Security Trustee (collectively, as the same has been or may be further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"). Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement.
The Borrower has requested that the Lender consent to:

1.	an amendment of the definition of "Consolidated Tangible Net Worth" in Clause 1.1 of the Credit Agreement to add at the end of such definition:
"and as adjusted to exclude (i) any incurred losses/write downs on assets sold and/or held for sale on or after December 31, 2013, (ii) any incurred losses on termination of shipbuilding contracts on or after December 31, 2013, and (iii) any impairment charges taken on assets on or after December 31, 2013";

2.	an amendment of the definition of "SMC Threshold" in Clause 15.2 of the Credit Agreement to reduce the percentage amount contained therein to 140% throughout the life of the loan.

In exchange for the Lender's consent to the foregoing, the Borrower has agreed to:

1.	pay to the Lender an amendment fee in the amount of $50,000; and

2.
an amendment of Clause 11.2(h) of the Credit Agreement to provide that through December 31, 2018, the Borrower shall not declare or pay any dividends or return any capital to the Borrower's equity holders or authorize or make any other distributions, payment or delivery of property or cash to its equity holders, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its Equity Interest (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding, or repay any

Exhibit 4.61

subordinated loans to equity holders, or set aside any funds for any of the foregoing purposes.

The Lender herewith consents to the foregoing amendments of the Credit Agreement subject to the following terms and conditions of this letter agreement:

1.
On and after the date of this letter agreement (the "Effective Date"), the definition of "Consolidated Tangible Net Worth" in Clause 1.1 of the Credit Agreement shall be amended and restated in its entirety to read as follows:

"Consolidated Tangible Net Worth" means, on a consolidated basis, the total shareholders' equity (including retained earnings) of the Borrower, minus goodwill, and as adjusted to exclude (i) any incurred losses/write downs on assets sold and/or held for sale on or after December 31, 2013, (ii) any incurred losses on termination of shipbuilding contracts on or after December 31, 2013, and (ii) any impairment charges taken on assets on or after December 31, 2013."

2.	On or after the Effective Date, Clause 11.2(h) of the Credit Agreement shall be amended and restated in its entirety to read as follows:
"(h) Dividends. (i) Prior to December 31, 2018, the Borrower shall not, and

(i)
at any time before or after December 31, 2018 so long as (i) an Event of Default has occurred and is continuing, or (ii) if an Event of Default would result therefrom, or (iii) if the Borrower is not in compliance with any of the Clauses 12.2 through and including 12.5, the Borrower and each Guarantor shall not, declare or pay any dividends or return any capital to the Borrower's equity holders or authorize or make any other distributions, payment or delivery of property or cash to its equity holders, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its Equity Interest (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding, or repay any subordinated loans to equity holders, or set aside any funds for any of the foregoing purpose."

3.
On and after the Effective Date, the last sentences of Clause 15.2 of the Credit Agreement shall be amended and restated as follows: "For the purpose of this Clause 15.2, the "SMC Threshold" means 140% of the outstanding principal balance of the Loan."

4.
References in the Credit Agreement and each of the other Finance Documents to "this Agreement" or "Credit Agreement" or other equivalent references shall mean the Credit Agreement as amended and supplemented by this letter agreement.

5.
The Borrower shall pay to the Agent on its demand the amount of all expenses incurred by the Agent or any other Creditor Party in connection with the preparation and execution of this  letter agreement and or the modification of the form of any Finance Document or any related documents deemed necessary by the Agent in connection with the modification of the Credit Agreement as set forth herein, including, without limitation, the reasonable fees and disbursements of a Creditor Party's legal counsel.

Exhibit 4.61

6.	Each of the Security Parties represents and warrants to the Creditor Parties that:

a.
the representations and warranties set out in Clause 10 of the Credit Agreement (other than those relating to a specific date) were true and correct as to the Borrower and the Guarantor and are true and correct as if made on the date of this letter agreement;

b.
each of the Security Parties has the power to execute, deliver and perform its obligations under this letter agreement and all necessary corporate, shareholder and other actions have been taken by each Security Party to authorize the execution, delivery and performance of this letter agreement;

c.	this letter agreement constitutes valid and legally binding obligations of each of the Security Parties enforceable in accordance with its terms;

d.
the execution, delivery and performance of this letter agreement will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment or decree to which any of the Security Parties is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Security Parties is a party or is subject or by which it or any of its property is bound; (iii) contravene or conflict with any provision of the constitutional documents of any of the Security Parties or (iv) result in the creation or imposition of or oblige any of the Security Parties to create any Security Interest (other than a Permitted Security Interest) on any of the undertaking, assets, rights or revenues of any of the Security Parties;

e.
it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this letter agreement that it or any other instrument be notarized, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to this letter agreement and this letter agreement is in proper form for its enforcement in the court of each Pertinent Jurisdiction; and

f.
every consent, authorization, license or approval of, or registration or declaration to, governmental or public bodies or authorities or courts required by any of the Security Parties in connection with the execution, delivery, validity, enforceability or admissibility in evidence of this letter agreement or the performance by any of the Security Parties of their respective obligations under this letter agreement has been obtained or made and is in full force and effect and there has been no default in the observance of any conditions or restrictions (if any) imposed in, or in connection with, any of the same.

7.	Each of the Security Parties acknowledges its obligations under each of the Finance Documents to which it is a party and confirms that each of such Finance Documents remains in full force and effect.

Exhibit 4.61

8.
The Borrower shall pay to the Agent on its demand the amount of all expenses incurred by the Agent or any other Creditor Party in connection with the preparation and execution of this letter agreement and or the modification of the form of any Finance Document or any related documents deemed necessary by the Agent in connection with the modifications to the Credit Agreement referred to herein, including, without limitation, the reasonable fees and disbursements of a Creditor Party's legal counsel.

9.
The Borrower and each Guarantor shall provide the Agent with copies of resolutions of the directors of each Security Party and stockholders of each Security Party (other than the Borrower) approving this letter agreement and authorizing the signature, delivery and performance of such Security Party's obligations hereunder, certified (in a certificate dated no earlier than five (5) Business Days prior to the Repayment Date) by an officer of such Security Party as:

a.	being true and correct;

b.
being duly passed at meetings of the directors of such Security Party and of the stockholders of such Security Party (apart from the Borrower) duly convened and held or duly adopted by written consent;

c.	not having been amended, modified or revoked; and

d.	being in full force and effect,

e.	together with originals or certified copies of any powers of attorney issued by any Security Party pursuant to such resolutions.

10.
The Borrower shall provide the Agent with an opinion of Seward & Kissel LLP, special counsel to the Security Parties, with respect to New York and Marshall Islands law, in form and substance satisfactory to the Agent.

11.	The provisions of Clauses 29, 30, 32 and 33 of the Credit Agreement shall apply to this letter agreement as if set forth herein.

12.
Save as amended by this letter agreement, the provisions of the Credit Agreement and each of the other Finance Documents shall continue in full force and effect and the Credit Agreement and this letter agreement shall be read and construed as one instrument.

Very truly yours,

CRÉDIT AGRICOLE CORPORATE and
INVESTMENT BANK, as Agent and Security Trustee

By: /s/ Geoffrey D. Ferrer
Name: Geoffrey D. Ferrer
Title: Attorney-in-Fact

Exhibit 4.61

Consented and Agreed to
this 14th day of June, 2016

CRÉDIT AGRICOLE CORPORATE and
INVESTMENT BANK, as Lender

By: /s/ Geoffrey D. Ferrer
Name: Geoffrey D. Ferrer
Title: Attorney-in-Fact

Exhibit 4.61

We hereby acknowledge and agree to the foregoing and confirm and agree that (a) our obligations under the Finance Documents (as such term is defined in the Credit Agreement) to which we are a party remain valid and effective notwithstanding the arrangements contained above and (b) references in any such Finance Documents to the "Credit Agreement", the "Agreement" or other equivalent references, shall be deemed to be references to the Credit Agreement as amended and supplemented by this letter agreement.

Scorpio Bulkers Inc.

By: /s/ Hugh Baker
Name: Hugh Baker
Title: Chief Financial Officer
Date: June 14, 2016

We hereby acknowledge and agree to the foregoing and confirm and agree that (a) our obligations under the Finance Documents (as such term is defined in the Credit Agreement) to which we are a party remain valid and effective notwithstanding the arrangements contained above and (b) references in any such Finance Documents to the "Credit Agreement", the "Agreement" or other equivalent references, shall be deemed to be references to the Credit Agreement as amended and supplemented by this letter agreement.

SBI Cronos Shipping Company Limited

By: /s/ Hugh Baker
Name: Hugh Baker
Title: Secretary
Date: June 14, 2016